

The Rowe Companies
2002 Annual Report





Change… it's a good thing. Streamlining operations, targeting the





- We've remained committed to our strategic plan.

- We've improved efficiencies.

- We've reduced costs.

markets, positioning the companies for growth.



- We've consolidated our retail businesses.

- We've grown our core business.

- We've returned to profitability.

letter to shareholders



Despite economic uncertainties driven by the impact of September 11, 2001, the continuing threat of terrorist activities on our soil, the threat of war in the Middle East and the general mistrust of corporate America, we are pleased to report a return to profitability for fiscal year 2002.

Consolidated shipments for fiscal year 2002 increased 2.8% to $334.6 million from $325.4 million for 2001. Gross profit for the fiscal year improved by $10 million to $115.3 million from $105.3 million for the prior fiscal year. Net income totaled $2.0 million or $0.15 per share, compared to a loss of $(6.2) million or $(0.47) per share for the previous fiscal year.

By remaining committed to our strategic plans, your company:

- Returned to profitability
- Achieved substantial productivity gains in our state-of-the-art manufacturing facility in Elliston, Virginia
- Grew our Rowe Furniture sales—more than overcoming the loss of a very large customer in the prior year
- Continued to grow our Mitchell Gold line faster than the overall market rate
- Substantially improved our gross profit through improved manufacturing and distribution efficiencies
- Combined the former Home Elements stores into Storehouse, strengthening the Storehouse brand and creating efficiencies of scale in advertising and distribution
- Reduced debt by $24 million

Further, Rowe Furniture contributed significantly to profits with prudent expense controls and continued emphasis on quality control. The successful launch of Jami L Designs, a new promotional line, contributed both top line dollars and production units that helped factory efficiencies. The sales and marketing team found overwhelming acceptance to the October launching of a new in-store Rowe gallery program—studio*rowe*—a further commitment to establishing the core brand at the consumer level with the right retailers.

Mitchell Gold sales continued to show strength in the higher-end specialty store segment of the market. Products are currently showcased in one of the most prominent New York City home furnishings stores in the first of a planned rollout of Mitchell Gold in-store galleries.

The plan to consolidate our two retail businesses—Storehouse and Home Elements—was executed successfully, and performance to date validates that decision. We are beginning to realize operational improvements from the new Storehouse organization. While consumer confidence registered a multi-year low in October of 2002, Storehouse began to report same-store sales increases late in the year.

I feel compelled to say that the intolerable behavior and lack of ethical standards displayed by a small number of corporate executives greatly disappoint us. We at The Rowe Companies have always attempted to transact our business guided by the highest principles and standards. Nonetheless, we have moved aggressively to ensure that we are in compliance with both the letter and the spirit of the new regulatory rules.

financial highlights	12/1/02	12/2/01	12/3/00
net shipments	$334,610	$325,438	$362,935
gross profit	115,311	105,313	123,653
operating income (loss)	8,650	(5,766)	17,705
net earnings (loss)	2,020	(6,189)	3,544
stockholders' equity	48,823	46,696	55,422
book value per share	3.70	3.56	4.26
dividends paid per share	–	0.11	0.14
closing market price	2.18	1.30	2.94

It is our long-standing belief that we succeed because we have the best people. In this regard, we are very excited about the focus of our management teams at Rowe Furniture, Mitchell Gold and Storehouse. We look forward to the continuing positive impact of their business strategies in the future growth and profitability of The Rowe Companies.

Once again, I would like to thank all of our employees for their continuing efforts and dedication to our viability and our sustained growth and profitability. I also want to thank our Board of Directors and our stockholders for their continuing confidence and support, without which we cannot be successful.

Gerald M. Birnbach
Chairman of the Board and President
February 4, 2003

Store


storehouse

Storehouse, founded in 1969 and acquired by The Rowe Companies in 1999, is based in Atlanta, Georgia, and operates 60 stores throughout the Southeast, Mid-Atlantic and Texas. Its major markets include Philadelphia, Washington/Baltimore, Atlanta, Dallas and Houston.

This year, the two retail divisions of The Rowe Companies, Storehouse and Home Elements, have merged into one division under the Storehouse brand name. As a result, Storehouse has emerged as a stronger company and an important specialty home furnishings resource in its markets. Taking the best of the best from each concept, the recreated stores present a strong home furnishings solution to their sophisticated and affluent customer base. The best merchandise, the best people, the best processes and systems have been pooled in this consolidation. Storehouse, known for its sophisticated and eclectic blend of uncommon furnishings for every room of the home, now offers a significantly greater focus in upholstery and globally sourced accessories. In fact, customers can furnish their entire home with style and affordability with either in-stock or special-order merchandise and can choose from over 500 fabrics at one price.

The mission of Storehouse is to be the specialty resource that makes good design accessible to its customers: accessible in affordability, accessible by location and accessible through friendly design service. The entire system is focused on making the customer experience fun, fashionable and easy. The store environment offers a creative setting for the Storehouse design consultants to help customers transform their ideas and dreams into reality, while growing and developing their own skills and experiences as design professionals.

Growth at Storehouse is expected to come this year through improving the average ticket of each sale within the existing stores, filling in existing markets with new stores and reaping the benefits of the enhanced merchandising mix as a result of the consolidation.


house


Rowe

Furniture

A leading furniture producer, Rowe Furniture, Inc. manufactures several distinctive lines of upholstered furniture, selling to a broad range of furniture and home furnishing specialty stores across America, in Canada and around the world. Founded in 1946, the company began operations in Salem, Virginia, in a 35,000-square-foot plant. Today, their products are produced in Elliston, Virginia, and Poplar Bluff, Missouri—in more than 800,000 square feet of state-of-the-art manufacturing facilities.

Rowe prides itself on bringing tasteful designs to different segments of the market under three brands—Rowe, Robin Bruce and Jami L Designs. Distributed and known to consumers from coast to coast, Rowe is found in a wide range of furniture stores. The strength of the Rowe brand lies in their ability to deliver quickly the consumer's choice of fabric upholstered on the style of furniture they choose. At www.rowefurniture.com, you can leisurely review sofa designs in Rowe's three lifestyle collections and discover a new studio*rowe* gallery or an authorized Rowe dealer nearby. Web visitors will soon be able to preview PreVue—where you can see the sofa you choose, in the fabrics you choose, before you order. Robin Bruce sets upholstery trends and can be found in many of the neatest specialty home furnishings stores around the country. Find an authorized Robin Bruce retailer at www.robinbruce.com. Jami L Designs—*really smart furniture*—fills the bill for retailers wanting well-made and well-designed, promotionally priced furniture from a source they know and trust.



The PreVue system in the new studio*rowe* design center lets you see the fabric you like, on the sofa you like, before you buy—taking the guesswork out of special ordering furniture.

We've seen some changes in the composition of The Rowe Companies in recent years. Why did you make the changes and what will your company look like going forward?

Our vision hasn't changed. We still see ourselves as an opportunistic company in the home furnishings arena. We are manufacturers and retailers with a lifestyle point of view. We have added and subtracted businesses in this process looking for the right combination. We've found that we can address several market segments with our core manufacturing businesses, and we feel good about the new Storehouse—as a stand-alone business and as a customer of our manufacturing operations.

Speaking of change, what's going on in the industry in general?

I started talking about how quickly things were changing five or six years ago. If our world was changing quickly then, we need another measure for what's happening today. There's no question that we are doing business in a shrinking world; *globalism* is alive. A picture frame made in the U.S., which used to cost $20 and retail for $39.99, now costs $2.50 and comes from the Far East. Look at the impact that China has had on domestic case goods manufacturers—to compete, many have chosen to reduce or shut down their domestic facilities in favor of marketing products they have made in China. The impact is far-reaching. And it will impact us too.

So, in light of China, what's your strategy?

Storehouse is balancing imports with domestic products. Their presentation and target audience are slightly less volatile than either the very high or very low end of the business. They've methodically been fine-tuning the assortment of goods. Mixing domestic and imported products allows them to strengthen margins and present great values. The challenge—and this may be the biggest challenge for the industry as well—is to maintain market position and share and not allow deflationary pricing.

Our manufacturing businesses are versatile. We can attack key market segments with both product styling and competitive prices. But style and price alone won't win the battle. Rowe, for example, uses the fact that about 50% of women customers buying upholstered furniture still want the opportunity to select both the fabric and the style. They also know that the customer won't wait months for them to manufacture it. Long shipping times associated with imported products won't satisfy this consumer. Rowe's ability to fulfill the customer's choice quickly is at the heart of their business. Current initiatives are aimed at further reducing their already quick delivery times. The new studio*rowe* in-store gallery program is also a critical part of their marketing strategy. A studio*rowe* gallery is 3,000 to 5,000 square feet of Rowe displayed in lifestyle room settings—in essence a Rowe-designed store within a store.

Rowe attacked the promotional segment of the market with the January launch of a line called Jami L Designs. This is not a special-order line. Just the opposite, products have been value-engineered to hit lower price points—below Rowe's beginning price points. While it is not marketed as Rowe, retailers know that the product is built in the Rowe facilities and appreciate the quality, value and short order lead times.

Completing the three-pronged merchandising approach is Robin Bruce. A step above the Rowe line, Robin Bruce is a more trend-setting special-order upholstery line. It targets a slightly more affluent consumer through the distribution channel predominantly made up of the *new breed* of specialty home furnishings retailers I have talked so much about in recent years.

Not only a response to China, but critical to our immediate corporate health and to our long-term strategy, is providing superior service from each of our business units—at every level, to every customer and on a timely basis. Our people are here. Our facilities are here. And that allows us to respond appropriately and quickly to both issues and opportunities.

You've made changes in your retail organization. How is that part of your business?

Consolidating the two retail operations—Storehouse and Home Elements—was a sound decision. Now that we are past the costs associated with putting the two businesses together, we are seeing positive results on the operations side. As I said in my letter, we are also now beginning to see same-store sales increases. That is a result, in my opinion, of better focus—the new team taking care of the basics and executing new merchandising and marketing plans that are working in the marketplace. We'll continue to invest in Storehouse in 2003—in information technology and selective new stores as the economy and marketplace allow.

Looking forward, what else do you see?

We are still faced with enormous uncertainties in a quickly changing world. That challenges us to be more focused, more aware of what's going on around us. I believe that each of our manufacturing businesses is well positioned. We recognize the needs of various consumers—those wanting the opportunity to select fabric and style and those wanting immediate gratification with off-the-shelf goods at lower price points. Branding Rowe is important, and the new studio*rowe* gallery program enlists good retailers in that process.

Similarly, I think our retail business is well positioned. Home sales and home remodeling projects remain strong, in many places at record levels. Both activities create demand for home furnishings products. In light of security concerns here and abroad, a safe and comfortable home remains high on Americans' priority list. Storehouse continues to fine-tune their presentation, their product assortment and their marketing message. I like the way the stores look and I like the way they feel. I like what we're telling consumers, and I especially like the way we're taking care of them when they walk through the front doors of our stores.

We may be feeling just the tip of the import iceberg. Like others, I would not be surprised to see deflation as a result of the incredibly low prices on a broad range of imported goods. Unchecked, the dynamics of lower costs and deflated retail prices could change both the supply and distribution channels dramatically.

Despite all of this, I remain cautiously optimistic and committed to our strategic plan.

Five Year Summary

	2002 (52 weeks)	2001 (52 weeks)	2000 (53 weeks)	1999[1][2] (52 weeks)	1998[1][3] (52 weeks)
		(in thousands, except per share amounts)			
Net shipments	**$334,610**	$325,438	$362,935	$289,619	$191,675
Gross profit	**115,311**	105,313	123,653	88,295	50,026
Operating income (loss)	**8,650**	(5,766)	17,705	23,778	17,307
Net earnings (loss) from continuing operations[4][5]	**2,020**	(6,189)	8,934	14,857	11,195
Net earnings (loss)[4][5]	**$ 2,020**	$ (6,189)	$ 3,544	$ 13,901	$ 11,200
Working capital	**$ 12,963**	$ 32,126	$ 31,008	$ 33,959	$ 30,473
Total assets	**174,292**	155,115	164,584	168,580	110,462
Long-term debt	**63,475**	52,096	52,761	54,608	33,796
Stockholders' equity	**$ 48,823**	$ 46,696	$ 55,422	$ 54,659	$ 45,236
Ratio of current assets to current liabilities	**1.2 to 1**	1.7 to 1	1.6 to 1	1.6 to 1	2.2 to 1
Ratio of cash and receivables to current liabilities	**0.4 to 1**	0.7 to 1	0.7 to 1	0.8 to 1	1.3 to 1
Net earnings (loss) from continuing operations per common share—basic	**$ 0.15**	$ (0.47)	$ 0.68	$ 1.11	$ 0.82
Net earnings (loss) per common share—basic	**$ 0.15**	$ (0.47)	$ 0.27	$ 1.04	$ 0.82
Weighted average common shares	**13,152**	13,135	13,152	13,426	13,672
Net earnings (loss) from continuing operations per common share assuming dilution	**$ 0.15**	$ (0.47)	$ 0.66	$ 1.04	$ 0.79
Net earnings (loss) per common share assuming dilution	**$ 0.15**	$ (0.47)	$ 0.27	$ 0.98	$ 0.79
Weighted average common shares and equivalents	**13,193**	13,135	13,703	14,372	14,128
Cash dividends paid per share	**$ –**	$ 0.11	$ 0.14	$ 0.13	$ 0.11

(1) The 1999 and 1998 results have been restated to reflect the discontinuation of operations at The Wexford Collection, Inc.

(2) The 1999 amounts include Storehouse, Inc., acquired August 1, 1999 (See Note 2 of the consolidated financial statements).

(3) The 1998 amounts include The Wexford Collection, Inc., acquired January 1, 1998 and The Mitchell Gold Co., acquired October 31, 1998 (See Note 2 of the consolidated financial statements).

(4) The results of operations for 2001 include an after-tax loss, net of taxes, of approximately $2.7 million, or $0.20 per share, associated with the write-off of receivables and other balances resulting from the bankruptcy of Homelife Furniture Corporation.

(5) The results of operations for 1998 include an after-tax gain of approximately $0.02 per share reflecting the sale of Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other unusual charges.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Year Ended December 1, 2002 Compared to Year Ended December 2, 2001

Net shipments in 2002 increased by $9,172,000, or 2.8%, to $334,610,000 from $325,438,000 in 2001. The increase in shipments resulted from increased wholesale shipments, offset by a decline in retail segment shipments.

For the wholesale segment, net shipments increased $12.4 million, or 5.3%, to $247.7 million from $235.3 million, including shipments to the retail segment. The increase resulted primarily from existing customers, in a combination of their expansion programs as well as more product placement on existing selling floors. In addition, some new customers have been added to the dealer base. Wholesale segment sales to the retail segment, included in the numbers above, increased from $23.8 million for 2001 to $24.9 million, or 4.6%, due to expanded upholstery promotions within the retail segment. In the retail segment, net shipments declined 1.9%, or $2.2 million, to $111.8 million from $114.0 million, primarily due to weak sales of bedroom furniture.

Gross profit in 2002 increased by $9,998,000, or 9.5%, to $115,311,000 from $105,313,000 in 2001. Gross margin, or gross profit as a percent of net shipments, increased to 34.5% from 32.4% in 2001, primarily from improvements in the wholesale segment.

Wholesale segment gross profit increased $12.2 million, or 24.7%, from $49.3 million to $61.5 million. Gross margin increased from 20.9% in 2001 to 24.8% in 2002. Significant improvements have been made in manufacturing efficiencies, quality control and shipping costs. Improvement in materials costs have come from improved fabric and leather yields as well as price concessions obtained from raw material vendors. Shipping costs have improved primarily through the use of rail transport for certain shipments to the Pacific coast region. This has substantially reduced freight costs and damage to these goods, while allowing more efficient operation of the truck fleet with other shipments. In the retail segment, gross profit for 2002 declined by 2.9%, or $1.6 million. This is attributable both to the decline in net shipments as well as markdowns taken to clear slow moving product, as gross margin has decreased from 48.9% to 48.4%.

During 2002, selling and administrative expenses decreased by $6,769,000, or 6.1%, to $104,310,000 from $111,079,000 in 2001. Approximately $4.1 million of the decrease represents the write-off associated with the Homelife Furniture Corp. bankruptcy reflected in the 2001 results, while approximately $2.4 million represents reductions in advertising at both the retail and the wholesale segments. In addition, selling and administrative expenses in 2002 include $230,000 of costs related to the retail restructuring, such as costs to move equipment, relocate transferred employees, and train staff from Home Elements on the retail software utilized by Storehouse. These costs are in addition to the $2,351,000 in segregated restructuring, store closing and other costs associated with the merger of the Home Elements operation into Storehouse. These costs include costs to close two stores and Home Elements' administrative offices, severance benefits for terminated staff, and other costs of the restructuring.

Operating income was $8,650,000 for 2002 compared to a loss of $(5,766,000) in the prior year. The improvement results from the inclusion in 2001 of the Homelife bankruptcy charges, improvements in sales, manufacturing efficiencies and quality control, as well as reductions in other components of selling and administrative expenses, offset by the restructuring, store closing and other charges and related expenses in 2002.

Net interest expense increased from $4,862,000 in 2001 to $5,980,000. As a result of its bank debt restructuring, the Company capitalized the lease relating to the Elliston, Virginia facility. Interest expense relating to the capitalized lease was the primary reason for the increase in interest expense.

Other income decreased $53,000, from $1,572,000 in 2001 to $1,519,000 in 2002.

Earnings (loss) from continuing operations before taxes during 2002 improved by $13,245,000 to income of $4,189,000 from a loss of $(9,056,000) in 2001, reflecting higher sales, improvements in manufacturing efficiencies and quality control, reductions in selling and administrative expenses and the absence of the Homelife bankruptcy charges in 2001, partially offset by restructuring charges, store closing costs and certain other expenses, incurred in 2002.

The effective tax rate changed between 2001 and 2002 due primarily to the impact of non-deductible goodwill amortization on the calculation of tax expense (benefit).

Net earnings improved in 2002 by $8,209,000, from a loss of $(6,189,000) in 2001 to earnings of $2,020,000. Higher net shipments, improved manufacturing margins, improvements in selling and administrative expenses, offset by higher interest charges and the costs of the retail restructuring, accounted for the improvement.

Year Ended December 2, 2001 Compared to Year Ended December 3, 2000

Net shipments in 2001 decreased by $37,497,000, or 10.3%, to $325,438,000 from $362,935,000 in 2000.

Wholesale segment shipments decreased $28,819,000, or 10.9%, to $235,253,000, including shipments to the retail segment. Of this decrease, $21.7 million resulted from the loss of three major customers, including Heilig-Meyers that filed for bankruptcy in 2000, Homelife Furniture Corporation that filed for bankruptcy in July 2001, and a third customer with whom the Company ceased doing business near the beginning of the year. Wholesale segment sales to the retail segment, included in the numbers above, declined from $26.0 million for 2000 to $23.8 million for 2001, a decline of 8.4%, due to general economic conditions. The remaining decline in sales is primarily due to the recession which started in March 2001, lower consumer confidence levels and partially due to 52 weeks included in 2001 versus 53 weeks in 2000. Retail segment sales declined by $10,862,000, or 8.7%, to $113,959,000 from $124,821,000 in 2000. Weak general economic conditions, combined with significant changes in store management and operating practices following changes in senior management at our Storehouse unit, contributed to the decline in sales.

Gross profit in 2001 decreased by $18,340,000, or 14.8%, to $105,313,000 from $123,653,000 in 2000, on a consolidated basis. Gross margin in 2001 decreased to 32.4% from 34.1% in 2000.

For the wholesale segment, gross profit declined by $11,946,000, or 19.5%, to $49,324,000 from $61,270,000 in 2000. Gross margin declined from 23.1% to 20.9%. Of the decrease in gross profit, approximately $6.6 million resulted from the decline in shipments, while the remainder resulted from increased costs (including additional plant rent at Elliston and higher health and medical costs) and underabsorbed overhead due to the decline in volume. During 2001, significant measures were taken to control product costs, including a focus on quality in manufacturing, head count reductions and materials cost reductions through renegotiated contracts with suppliers. For the retail segment, gross profit declined by $6,784,000, or 10.9%, from $62,502,000 in 2000 to $55,718,000 in 2001. Gross margins declined from 50.1% to 48.9% in 2001. Of the decline in gross profit, $5.4 million resulted from the reduction in volume. The decline in gross margin resulted from discounting standard markups to stimulate sales as well as to clear slow moving goods through clearance stores and warehouse sales.

Selling and administrative expenses in 2001 increased by $5,131,000, or 4.8%, to $111,079,000 from $105,948,000 in 2000. Of this increase, $4.1 million represents the write-off of receivables and other balances associated with the Homelife bankruptcy filing in 2001.

In the wholesale segment, selling and administrative expenses increased $3,594,000, or 9.8%, from $36,624,000 in 2000 to $40,218,000 in 2001. Lower commissions on lower sales offset, in part, the impact of the write-off of Homelife-related balances. In the retail segment, selling and administrative expenses increased by $1,340,000, or 2.1%, to $63,882,000 in 2001, from $62,542,000 in 2000. Increased costs associated with new retail stores opened in late 2000 and during 2001 were offset by cost-cutting measures, such as head count reductions and reduced travel and other expenditures, as well as reduced expenditures for advertising, particularly television advertising. Parent company administrative expenses increased approximately $200,000, primarily due to legal and other fees incurred in connection with negotiations with our lending institutions.

Operating income (loss) in 2001 decreased by $23,471,000 to a loss of $(5,766,000) from earnings of $17,705,000 in 2000. Declining sales, reduced margins, the Homelife write-off, higher plant rent and health and medical costs, and increased professional fees, resulted in the decline.

Interest expense in 2001 increased by $595,000 to $4,862,000 from $4,267,000 in 2000 due to increased borrowings used to fund the operations of the Company, an increase in the LIBOR spread based on the Company's financial ratios and the change during the year on the Company's bank debt from LIBOR based rates to the prime rate plus a spread, in return for the lending institutions' forbearance with the Company's covenant defaults. Declining market interest rates during the year mitigated the impact of these other factors.

Net other income increased by $157,000 from $1,415,000 in 2000 to $1,572,000 in 2001. Increases in rental income from investment properties accounted for the majority of the increase.

The Company's effective tax rate decreased from 39.9% during 2000 to 31.7% in 2001. This change is primarily attributable to the impact of non-deductible goodwill charges on the calculation of taxable income (loss) for the two years.

Net earnings (loss) from continuing operations declined in 2001 by $15,123,000, from $8,934,000 in 2000 to a loss of $(6,189,000). Declining shipments, lower gross margins, the Homelife bankruptcy write-off and higher interest charges accounted for the decline.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain estimates and assumptions have been made that affect the amounts and disclosures reported in the consolidated financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in valuing these estimates and may solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. Critical accounting policies that may affect the consolidated financial statements include self-insurance, restructuring liabilities, long-lived asset valuations and impairments and inventory reserves.

Self-Insurance Reserves

The Company is self-insured for substantial portions of its health care and workers compensation insurance programs. Reserves are established for such costs based on, among other factors, reported claims to date, prior history, and actuarial projections of claims incurred but not reported and future medical cost increases likely to affect the total cost to settle claims. If actual results in any of these areas change from prior periods, adjustments to recorded reserves may be required.

Restructuring Liabilities

During 2002, the Company recorded costs associated with combining its retail operations into one chain. Such costs included severance costs for terminated employees, write-offs of obsolete equipment and costs of leased space no longer needed, such as termination fees or future rent expense in excess of revenue from subleasing such space. Sublease revenue was determined based upon advice from leasing agents as to the expected time needed to find a subtenant and negotiate a sublease, as well as the projected sublease rate. In light of current leasing market conditions, actual time to sublease and sublease rate could vary from such estimates. As conditions warrant, revisions to these estimates may be required.

Long-lived Asset Valuations and Impairments

The Company monitors the economic health of its facilities and operations and makes determinations, using cash flow analyses, of the fair value of its assets, both tangible and intangible. When cash flow analysis indicates that the fair value of an asset is less than its book value, and such shortfall is not believed to be temporary in nature, then an adjustment to reduce the asset to its fair value is made. As conditions change, additional adjustments of fair value may be required.

Inventory Reserves

The Company maintains its inventories at the lower of cost or market value. Cost is determined on a last-in, first-out (LIFO) basis for inventory held at retail facilities, and on a first-in, first-out (FIFO) basis for inventory held at its manufacturing facilities. When conditions warrant (usually highlighted by slow-moving product, declining vendor prices on incoming product or a change in merchandising), reserves are established to reduce the value of inventory to net realizable values. As conditions warrant, additional adjustments may be required.

LIQUIDITY AND SOURCE OF CAPITAL

Cash from Operations

Net cash provided by (used in) operating activities was $20,109,000, $(1,733,000) and $14,398,000 in 2002, 2001 and 2000, respectively. Fluctuations in net cash used in operating activities are primarily the result of changes in operating income and changes in working capital accounts. Cash flow from operating activities has been affected by tax refunds received, distributions under certain deferred compensation arrangements and provisions for losses on receivables and includes changes in inventory levels between the periods. Charge-offs (excluding recoveries) as a percent of net shipments increased from 0.28% in 2000 to 0.90% in 2001 and decreased to 0.09% in 2002. The increases in 2000 and 2001 were primarily due to the Heilig-Meyers (in 2000) and Homelife (in 2001) bankruptcy filings.

Cash from Investing Activities

Net cash used in investing activities was $(3,323,000), $(2,261,000) and $(14,294,000) in 2002, 2001 and 2000, respectively. In 2002, expenditures were made for systems conversions and upgrades related to the retail consolidation, as well as routine upgrading and replacing of older equipment; signage to reflect the name change on former Home Elements stores; and the expansion of one distribution center. Capital expenditures in 2001 included costs for 4 new retail stores, several renovations of older stores, and costs for a production planning system deployed during 2001. Capital expenditures in 2000 included costs for new retail stores, renovations of older stores, and costs for the production planning system to be deployed in 2001. In 2000, a payment was made under the interim earn-out provisions of the Mitchell Gold purchase agreement, and in 2001, proceeds were realized from the sale of Wexford assets.

Management anticipates that capital expenditures will increase substantially in 2003. New retail stores, renovation of older stores and systems upgrades and replacements at all three operating subsidiaries, will account for the majority of the expenditures. The Company is considering requesting additional capital spending capacity beyond the $5 million authorized by its lending agreements for 2003.

Cash from Financing Activities

Net cash provided by (used in) financing activities was $(25,969,000), $10,058,000 and $(1,815,000) in 2002, 2001 and 2000, respectively. In 2002, the Company repaid approximately $24.1 million in conjunction with and subsequent to the refinancing of the Company's debt, which was completed during 2002. The Company did not pay common stock dividends during 2002. The Company borrowed funds to offset operating losses and acquire additional leather hides in 2001 (in response to "mad cow" disease concerns about availability).

Refinancing of Outstanding Debt

As part of the refinancing of the Company's debt in May 2002, the Company arranged a new working capital revolving credit facility, a term loan and two mortgages. The Company borrowed $9.3 million, net of certain amounts set aside for required repairs and capital improvements, under mortgages against two real estate investment properties; borrowed $5 million under a term note repayable in 20 equal quarterly installments of $250,000; and drew down approximately $25.1 million (initially) under a $40 million revolving credit facility, maturing in May 2007.

As part of this refinancing, the Company utilized approximately $14.1 million in cash on hand to pay down existing balances, including $9.4 million in short-term bank debt, $3 million of debentures, and $1.7 million on the Elliston lease and revolving debt. The Company utilized the new debt to substantially pay down the existing revolving bank loans. The remaining balance of approximately $9.2 million carries minimum required principal repayments during the next 12 months, with a requirement for additional principal repayments if cash flow, as defined, exceeds certain ratios. The unpaid balance is due in December 2003.

The Company also modified the terms of the lease used to finance the Elliston facility, resulting in a change in the accounting for the lease from an operating to a capital lease. Payments under the lease, previously characterized as rent and included in manufacturing overhead, have been recorded as interest expense since June 2002. In addition, minimum monthly principal payments are now required, as well as additional principal repayments if cash flow, as defined, exceeds certain ratios. The lease term has been modified and expires in December 2003. At that time, the Company must either purchase the property or negotiate a new lease.

Contractual Obligations

The following summarizes our significant contractual obligations as of December 1, 2002:

	Payments by Period				
	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
			(in thousands)		
Contractual Obligations					
Operating leases	$13,261	$22,344	$11,846	$11,356	$ 58,807
Capital leases	2,052	20,711	–	–	22,763
Payment due under earn-out obligation	12,800	–	–	–	12,800
Loans on life insurance	–	–	–	2,749	2,749
Revolving credit facility	–	–	18,892	–	18,892
Contractual maturities of long-term debt	3,893	9,487	2,414	11,971	27,765
Total contractual cash obligations	$32,006	$52,542	$33,152	$26,076	$143,776

	Amount of Commitment Expiration Period				
	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
Other Commercial Commitments					
Total commercial commitments			None		

The purchase agreement under which the Company acquired Mitchell Gold contains an earn-out provision that allows for a maximum payment of up to $14 million if certain earnings targets are attained over a four or five year period. As of December 1, 2002, the sellers of Mitchell Gold may elect to exercise their right to base their earn-out payment on the five-year period ending November 30, 2003. Unless the sellers so elect, the Company would be obligated to pay an amount of approximately $12.8 million (included in the table above) during the second quarter of fiscal year 2003.

Management believes that net cash provided by operating activities and availability under the revolving credit facility will be sufficient to meet the Company's anticipated capital requirements, debt service and operating needs, including our contractual commitments shown above, for at least the next twelve months. However, weakening of, or other adverse developments concerning operating performance or the availability of credit under our revolving credit facility due to covenant limitations or other factors, could limit the availability of funds to us, or adversely affect the price at which such funds may be available. In addition, should the sellers of Mitchell Gold, as described above, be entitled to receive a payment under the four year earn-out period, the Company would be required to negotiate with its existing lenders in order to make this payment, or make other arrangements regarding a period of time over which to fulfill this potential obligation. There can be no assurance that the Company would be able to make arrangements acceptable to all involved parties.

New Accounting Standards

During 2001, the Financial Accounting Standards Board finalized Statements No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS 146 is effective for activities occurring after December 31, 2002. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." SFAS 148 is effective for reporting periods ending after December 15, 2002. This statement amends existing disclosures that a company should make in its annual financial statements and requires disclosures in interim financial reports.

The Company will adopt SFAS 142, 144 and 148 in the first quarter of fiscal 2003. The Company is assessing but has not yet determined how the adoption of SFAS 141, 142, 144 and 146 will impact its financial position and results of operations.

INTEREST RISK DISCLOSURES

Because the Company's obligations under its term loans, revolving loans and Industrial Revenue Bonds bear interest at variable rates, the Company is sensitive to changes in interest rates. A 10% fluctuation in market interest rates would not have a material impact on earnings during the 2003 fiscal year.

FORWARD-LOOKING STATEMENTS

Certain portions of this report, particularly the Notes to the Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part I of this report, contain forward-looking statements. These statements can be identified by the use of future tense or dates or terms such as "believe," "expect," "anticipate," or "plan." Important factors could cause actual results to differ materially from those anticipated by some of the statements made in this report. Some of the factors include, among other things, changes from anticipated levels of sales, whether due to future national or regional economic and competitive conditions, customer acceptance of existing and new products, or otherwise; pending or future litigation; pricing pressures due to excess capacity; raw material cost increases; transportation cost increases; the inability of a major customer to meet its obligations; loss of significant customers in connection with a merger or acquisition, bankruptcy or otherwise; actions of current or new competitors; increased advertising costs associated with promotional efforts; change of tax rates; change of interest rates; future business decisions and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company.

ADDITIONAL RISKS INCLUDE

- We may be unable to meet ongoing stock exchange listing requirements.

  The New York Stock Exchange maintains rules for, among other items, minimum market capitalization and minimum stockholders' equity. The Company is currently not in compliance with such requirements and is subject to an eighteen-month timeframe within which it must achieve compliance with these requirements. This timeframe expires in February 2003. The Company may be unable to achieve such values in compliance with exchange rules, resulting in the Company listing its shares on a different exchange or becoming delisted.
- The furniture industry is highly competitive at both the manufacturing and the retail levels; loss of market share could adversely impact sales, earnings and cash flow.

  Our manufacturing and our retailing subsidiaries face significant competition from numerous competitors, many of which are larger and better capitalized. Our subsidiaries may be at a competitive disadvantage as a result. If our subsidiaries lose market share to competitors, our financial performance could be adversely affected.
- Our retail operations may not become profitable.

  Our retail operations are currently unprofitable, and there can be no assurance that profitability will be achieved.

Consolidated Balance Sheets

	12/1/02	12/2/01
	(in thousands)	
ASSETS (Note 6)		
CURRENT ASSETS		
Cash and cash equivalents	**$ 274**	$ 9,457
Restricted cash collateralizing letters of credit	**1,938**	–
Accounts receivable (net of allowance for losses of $1,100 in 2002 and $1,057 in 2001) (Note 13)	**24,344**	23,525
Notes receivable	**200**	325
Tax refunds receivable, net	**–**	2,514
Inventories (Notes 1 & 3)	**37,207**	41,070
Deferred income taxes (Note 12)	**2,118**	2,371
Prepaid expenses and other	**3,589**	1,949
Total current assets	**69,670**	81,211
PROPERTY AND EQUIPMENT (Notes 1 & 4)	**51,769**	31,452
OTHER ASSETS		
Cash value of life insurance, net of loans of $2,749 in 2002 and $3,014 in 2001 (Note 7)	**1,290**	1,140
Investment property (net of accumulated depreciation of $7,070 in 2002 and $6,755 in 2001) (Notes 1 & 9)	**8,327**	8,154
Goodwill (net of amortization of $4,390 in 2002 and $3,094 in 2001) (Notes 1 & 2)	**40,565**	29,061
Miscellaneous	**2,671**	4,097
Total other assets	**52,853**	42,452
	$174,292	$155,115
LIABILITIES		
CURRENT LIABILITIES		
Current maturities of long-term debt (Note 6)	**$ 5,945**	$ 7,006
Short-term bank borrowings (Note 5)	**–**	9,368
Accounts payable	**12,463**	14,344
Payment due under earn-out obligation (Note 2)	**12,800**	–
Accrued expenses:		
Compensation	**4,716**	3,346
Income taxes	**1,464**	–
Other	**8,723**	7,746
Customer deposits	**10,436**	7,112
Deferred compensation–current portion (Note 7)	**160**	163
Total current liabilities	**56,707**	49,085
LONG-TERM DEBT (Note 6)	**63,475**	52,096
DEFERRED COMPENSATION AND OTHER LIABILITIES (Note 7)	**2,216**	4,999
DEFERRED INCOME TAXES (Note 12)	**3,071**	2,239
Total liabilities	**125,469**	108,419
COMMITMENTS AND CONTINGENCIES (Notes 2, 6, 7, 8, 9 & 10)		
STOCKHOLDERS' EQUITY (Note 11)		
COMMON STOCK, par value $1 per share, 50,000,000 authorized shares	**16,585**	16,548
CAPITAL IN EXCESS OF PAR VALUE	**23,083**	23,082
RETAINED EARNINGS	**32,224**	30,204
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 10)	**(1,113)**	(1,201)
LESS TREASURY STOCK	**(21,956)**	(21,937)
Total stockholders' equity	**48,823**	46,696
	$174,292	$155,115

See notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Year Ended		
	12/1/02 (52 weeks)	12/2/01 (52 weeks)	12/3/00 (53 weeks)
	(in thousands, except per share amounts)		
Net shipments (Notes 2 & 13)	**$334,610**	$325,438	$362,935
Cost of shipments	**219,299**	220,125	239,282
Gross profit	**115,311**	105,313	123,653
Selling and administrative expenses	**104,310**	111,079	105,948
Retail restructuring and other charges (Note 2)	**2,351**	–	–
Operating income (loss)	**8,650**	(5,766)	17,705
Interest expense	**(5,980)**	(4,862)	(4,267)
Other income, net (Note 9)	**1,519**	1,572	1,415
Earnings (loss) from continuing operations before taxes	**4,189**	(9,056)	14,853
Tax expense (benefit) (Note 12)	**2,169**	(2,867)	5,919
Net earnings (loss) from continuing operations	**2,020**	(6,189)	8,934
Discontinued operations (Note 2):			
Loss from discontinued operations of Wexford, less tax benefit of $954	**–**	–	(1,829)
Loss on disposal of Wexford, including provision for $490 of operating losses, net of tax benefit of $1,894	**–**	–	(3,561)
Net earnings (loss)	**$ 2,020**	$ (6,189)	$ 3,544
Other comprehensive income (loss), net of tax:			
Unrealized loss on derivatives (Notes 1 & 10)	**(654)**	(1,506)	(32)
Payments transferred to expense	**742**	337	–
Comprehensive income (loss)	**$ 2,108**	$ (7,358)	$ 3,512
Net earnings (loss) from continuing operations per common share (Note 1)	**$ 0.15**	$ (0.47)	$ 0.68
Net earnings (loss) per common share (Note 1)	**$ 0.15**	$ (0.47)	$ 0.27
Weighted average common shares	**13,152**	13,135	13,152
Net earnings (loss) from continuing operations per common share assuming dilution (Note 1)	**$ 0.15**	$ (0.47)	$ 0.66
Net earnings (loss) per common share assuming dilution (Note 1)	**$ 0.15**	$ (0.47)	$ 0.27
Weighted average common shares and equivalents	**13,193**	13,135	13,703

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Year Ended December 1, 2002, December 2, 2001 and December 3, 2000						
	Common Stock				Treasury Stock		
	Shares Issued	$1 Par Value	Capital in Excess of Par Value	Retained Earnings	Number of Shares	Cost	Accumulated Comprehensive Income (Loss)
	(in thousands, except share and per share amounts)						
Balance at November 28, 1999	16,512,962	$16,513	$23,039	$36,077	3,252,129	$20,970	$ –
Acquisition of treasury stock					153,818	951	
Cash dividends paid, $0.14 per share				(1,849)			
Exercise of stock options	7,185	7	44				
Net change during the year related to cash flow hedge							(32)
Net earnings for the year ended December 3, 2000				3,544			
Balance at December 3, 2000	16,520,147	16,520	23,083	37,772	3,405,947	21,921	(32)
Acquisition of treasury stock					6,743	16	
Cash dividends paid, $0.11 per share				(1,379)			
Exercise of stock options	27,568	28	(1)				
Net change during the year related to cash flow hedge							(1,169)
Net loss for the year ended December 2, 2001				(6,189)			
Balance at December 2, 2001	16,547,715	16,548	23,082	30,204	3,412,690	21,937	(1,201)
Acquisition of treasury stock					6,847	19	
Exercise of stock options	37,192	37	1				
Net change during the year related to cash flow hedge							88
Net earnings for the year ended December 1, 2002				2,020			
Balance at December 1, 2002	16,584,907	$16,585	$23,083	$32,224	3,419,537	$21,956	$(1,113)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended		
	12/1/02 (52 weeks)	12/2/01 (52 weeks)	12/3/00 (53 weeks)
		(in thousands)	
Increase (Decrease) in Cash			
Cash flows from operating activities:			
Cash received from customers	**$ 336,978**	$ 329,683	$ 379,400
Cash paid to suppliers and employees	**(315,415)**	(328,948)	(354,570)
Income taxes received (paid), net	**2,839**	585	(6,183)
Interest paid	**(5,980)**	(4,642)	(5,693)
Interest received	**347**	480	288
Other receipts—net	**1,340**	1,109	1,156
Net cash and cash equivalents provided by (used in) operating activities	**20,109**	(1,733)	14,398
Cash flows from investing activities:			
Proceeds from sale of property and equipment	**–**	1,056	21
Capital expenditures	**(3,323)**	(3,317)	(9,155)
Payments to acquire businesses (Note 2)	**–**	–	(5,160)
Net cash used in investing activities	**(3,323)**	(2,261)	(14,294)
Cash flows from financing activities:			
Restricted cash deposited to collateralize letters of credit	**(1,938)**	–	–
Net borrowings (repayments) under line of credit	**(9,368)**	5,368	(164)
Proceeds from issuance of long-term debt	**43,139**	6,865	13,020
Payments to reduce long-term debt	**(57,821)**	(3,821)	(11,922)
Proceeds from loans against life insurance policies	**–**	3,014	–
Proceeds from issuance of common stock	**38**	27	51
Dividends paid	**–**	(1,379)	(1,849)
Purchase of treasury stock	**(19)**	(16)	(951)
Net cash provided by (used in) financing activities	**(25,969)**	10,058	(1,815)
Net increase (decrease) in cash and cash equivalents	**(9,183)**	6,064	(1,711)
Cash at beginning of year	**9,457**	3,393	5,104
Cash at end of year	**$ 274**	$ 9,457	$ 3,393

See notes to consolidated financial statements.

Reconciliation of Net Earnings (Loss) to Net Cash Provided by (Used in) Operating Activities

	Year Ended 12/1/02 (52 weeks)	12/2/01 (52 weeks)	12/3/00 (53 weeks)
		(in thousands)	
Net earnings (loss)	**$ 2,020**	$ (6,189)	$ 3,544
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities, net of disposition of business:			
Loss on disposition of Wexford	**–**	–	5,455
Depreciation and amortization	**8,889**	8,569	8,581
Provision for deferred compensation	**218**	173	816
Payments made for deferred compensation	**(2,802)**	(813)	(160)
Deferred income taxes	**1,031**	1,001	(2,099)
Provision for losses on accounts receivable	**262**	4,421	1,485
Loss (gain) on disposition of assets	**640**	15	29
Change in operating assets and liabilities net of effects of disposition of business:			
Decrease (increase) in accounts receivable	**(956)**	4,649	5,564
Decrease (increase) in inventories	**3,863**	227	(832)
Decrease (increase) in prepaid expenses and other	**(1,995)**	1,679	(887)
Decrease (increase) in other miscellaneous assets	**1,231**	(352)	472
Increase (decrease) in accounts payable	**(1,881)**	(10,277)	(4,750)
Increase (decrease) in accrued expenses	**6,265**	(4,433)	(1,715)
Increase (decrease) in customer deposits	**3,324**	(403)	(1,105)
Total adjustments	**18,089**	4,456	10,854
Net cash provided by (used in) operating activities	**$20,109**	$ (1,733)	$14,398

Supplemental Disclosures of Cash Flow:

In May 2002, the Company modified terms of the lease for the Elliston facility, resulting in a change in the accounting for the lease from an operating to a capital lease. As a result, property and equipment and debt have been increased by $25 million.

In November 2002, the Company recorded an obligation relating to the long-term earn-out provisions of the Mitchell Gold purchase agreement. As a result, goodwill and current liabilities have been increased by $12.8 million.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—The Rowe Companies (the "Company") consists of two manufacturing subsidiaries—Rowe Furniture, Inc. ("Rowe") and The Mitchell Gold Co. ("Mitchell Gold") and effective June 1, 2002, one retail furniture chain—Storehouse, Inc. ("Storehouse"). Storehouse was created through the merger of the Company's Home Elements retail chain into the Storehouse chain. Storehouse locations are geographically distributed across the mid-Atlantic, northeastern, southeastern, and southwestern United States. The manufacturing subsidiaries sell upholstered and leather furniture throughout the United States and in some international markets primarily to home furnishings retailers including Storehouse.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue Recognition—The manufacturing subsidiaries recognize sales when products are shipped and invoiced to customers. Storehouse recognizes sales when the goods are delivered to the customer or services have been rendered. Customer deposits represent cash received for items not currently in inventory and items on hand but not yet delivered to the customer. Effective for fiscal year 2001, the Company implemented EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." As a result, charges to customers for delivery services have been included in shipments. Selling and administrative expenses include $4,047,000, $4,800,000 and $4,404,000 of retail delivery expenses in 2002, 2001 and 2000, respectively.

Credit Risk—Substantially all of the Company's trade accounts receivable are from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company has no concentrated credit risk with an individual customer except as described in Note 13.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories—Inventories are valued at the lower of cost or market. The manufacturing subsidiaries utilize the first-in, first-out (FIFO) method to compute cost, while Storehouse utilizes the last-in, first-out (LIFO) method.

Property, Equipment and Depreciation—Property and equipment are stated at cost. For financial reporting purposes, depreciation, which includes amortization of assets under capital leases, is computed over the estimated useful lives of the assets using primarily the straight-line method. Accelerated methods are used for income tax purposes. Assets are depreciated for financial reporting purposes based on estimated useful lives as follows: buildings and improvements (5 to 45 years); machinery and equipment (3 to 10 years); and leasehold improvements (terms of leases).

Long-Lived Assets—Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. As further disclosed in Note 2, the Company recognized an impairment loss in fiscal 2000 related to the closing of Wexford and incurred impairment losses relating to the retail restructuring charges in 2002.

Fair Value of Financial Instruments—Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts. The Company also holds an interest rate swap contract and one interest rate collar contract. See Note 10 for information concerning the fair value of these financial instruments.

Intangible Assets—Intangible assets consist principally of values assigned to the excess of cost over the fair value of net assets acquired (Goodwill). These assets are being amortized using the straight-line method over 25 years. The Company evaluates the carrying amount of goodwill based on profitability projections and estimated cash flows. If estimated future cash flows are not sufficient to recover the carrying amounts of goodwill, the assets will be written down to fair value. As further disclosed in Note 2, the Company recognized an impairment loss in fiscal 2000 related to the closing of Wexford. See Note 16.

Advertising Costs—Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $10,508,000, $12,934,000 and $14,623,000 in 2002, 2001 and 2000, respectively.

Derivatives—The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended in June 2000 by SFAS No. 138, established accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The Company's derivative instruments are considered "effective" under SFAS No. 133 and, as a result, changes in fair value of the agreements are recorded to accumulated other comprehensive income (loss) in stockholders' equity. Hedge ineffectiveness was not material during the year ended December 1, 2002. See Note 10.

Income Taxes—Income taxes are calculated using the liability method specified by SFAS No. 109, "Accounting For Income Taxes."

Comprehensive Income (Loss)—The Company has reported the components of comprehensive income in the Consolidated Statement of Stockholders' Equity. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For the Company, other comprehensive income (loss) consists of changes in the fair market value of derivatives. Prior to the fourth quarter of 2000, the Company had no derivative financial instruments or items of other comprehensive income.

Earnings Per Share—The Company computes basic earnings per share based upon the weighted average shares outstanding during the period. Outstanding stock options and convertible debentures, which are dilutive, are treated as common stock equivalents for purposes of computing diluted earnings per share.

	2002	2001	2000
		(in thousands)	
Net earnings available to basic shares	**$2,020**	$(6,189)	$3,544
Add interest expense on assumed conversion of convertible debentures, net of tax	**–**	–	132
Net earnings available to diluted shares	**$2,020**	$(6,189)	$3,676
Weighted average common shares outstanding (Basic)	**13,152**	13,135	13,152
Effect of dilutive stock options and convertible debentures	**41**	–	551
Weighted average common shares and equivalents outstanding (Diluted)	**13,193**	13,135	13,703

The dilutive share base for 2002, 2001 and 2000 excludes incremental shares of 1,783,702, 1,982,787 and 1,852,478, respectively. These shares are excluded due to their antidilutive effect, resulting from the option's exercise price being greater than the average market price of the common shares and as a result of the Company's loss from operations in 2001.

Statement of Cash Flows—For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year—The Company's accounting fiscal year end is the Sunday of each year closest to November 30. Fiscal 2000 contained 53 weeks, whereas fiscal years 2002 and 2001 each contained 52 weeks.

Reclassifications—Certain prior year amounts have been reclassified to conform to current year presentation. The reclassifications have no effect on the results of operations previously reported.

NOTE 2—ACQUISITIONS AND DISPOSALS

On January 1, 1998, the Company acquired, through a newly created subsidiary, The Wexford Collection, Inc., the assets and assumed certain liabilities of J & M Designs, Ltd.—Carson, California, a manufacturer of solid wood reproductions. The purchase price included a cash payment of $200,000. The Company accounted for the acquisition using the purchase method of accounting.

On November 10, 2000, the Company announced its intention to discontinue manufacturing operations at Wexford. The Company completed the sale of the manufacturing assets and subleased the building to a third party in January 2001. Proceeds from the sale consisted of $800,000 in cash and $450,000 in notes receivable (of which $125,000 was collected during each of 2002 and 2001). The Company recorded a $3.6 million charge, net of taxes, during the fourth quarter of fiscal 2000 to cover the costs of the closure and disposal of the assets. This transaction has been reflected as a discontinued operation. Net revenues at Wexford were $0 in 2002, $637,000 in 2001 and $11,606,000 in 2000. Discontinued operations resulted in a loss per common share of $0.41 in 2000. On a diluted basis, loss per share was $0.39 in 2000.

On October 31, 1998, the Company acquired all of the issued and outstanding common stock of Mitchell Gold, a privately owned company located in North Carolina. The purchase price of Mitchell Gold consisted of an initial payment of $13 million, comprised of $10 million in cash and $3 million of convertible debentures. During 2000, a $5 million payment was made in accordance with the interim earn-out provisions of the purchase agreement. Additional earn-out provisions allow for a maximum purchase price of $32 million if certain earnings targets are attained over a four or five year period. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $26,340,000 at December 1, 2002, including $12,800,000 due under the four-year earn-out provision of the purchase agreement, as described below. The purchase agreement under which the Company acquired Mitchell Gold contains an earn-out provision that allows for a maximum payment of up to $14 million if certain earnings targets are attained over a four or five year period. As of December 1, 2002, the sellers of Mitchell Gold may elect to exercise their right to base their earn-out payment on the five-year period ending November 30, 2003. Unless the sellers so elect, the Company would be obligated to pay an amount of approximately $12.8 million during the second quarter of fiscal year 2003. Should the sellers of Mitchell Gold, as described above, be entitled to receive a payment under the four year earn-out period, the Company would be required to negotiate with its existing lenders in order to make this payment, or make other arrangements regarding a period of time over which to fulfill this potential obligation. There can be no assurance that the Company would be able to make arrangements acceptable to all involved parties.

On August 1, 1999, the Company completed the acquisition of Storehouse, a privately owned, 43 store chain of retail furniture stores headquartered in Atlanta, Georgia. Storehouse has operations throughout the mid-Atlantic, northeast, southeast and southwestern United States. The purchase price for Storehouse consisted of $11.7 million in cash and the assumption of $12.7 million in debt. The Company utilized a $25 million unsecured revolving credit facility to fund the cash purchase price and retire the debt, including $2.5 million previously loaned by the Company in the form of a subordinated note. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $14,224,000 at December 1, 2002.

The above companies are now operated as wholly-owned subsidiaries of the Company, and their operations are included in the Consolidated Statements of Operations and Comprehensive Income (Loss) from their respective dates of acquisition.

In the first quarter of 2002, the Company announced its intention to restructure its retail operations by combining the current two subsidiaries into one, operating under the Storehouse name. This restructuring should result in reduced administrative expenses in future periods, as well as increasing the efficiency of the advertising programs and the buying power of the combined entity. The restructuring was completed by the end of the third quarter of 2002, except for the installation of signage at several stores. As of June 2, 2002, the Company recorded restructuring, store closing and other charges relating to the restructuring, totaling $2,319,000. Included in this amount were costs for moving equipment and relocating employees of $130,000 and training costs of $100,000 relating to training former Home Elements employees on the retail software utilized by Storehouse, including travel expenses associated with such training. These costs are included in selling and administrative expenses and are not included in the restructuring costs since they benefit future periods. The remaining $2,089,000 included estimated costs to terminate certain leases, write-off leasehold improvements and signage without future benefit, severance costs for employees to be terminated, and other restructuring related expenses. Particularly in regards to the estimate of lease termination costs, these estimates were based in part on third-party advice regarding the time required to sublease such space as well as the rate per square foot at which such space may be subleased. Actual time to sublease and the rate per square foot of any subleases may differ from such estimates. As conditions warrant, the Company will make appropriate adjustments to such estimates. The following table outlines the components of the restructuring and related charges recorded as of June 2, 2002, including non-cash components of the charges and the balance of the reserve account at December 1, 2002:

	Original Charges	Non-Cash Write-downs	Revisions and Fixed Asset Charges	Paid to Date	12/1/2002 Reserve Balance
			(in thousands)		
Non-cash write-downs of fixed assets to net realizable value	$ 494	$494	$(494)	$ –	$ –
Employee termination benefits (20 administrative personnel)	359	–	(99)	260	–
Lease termination costs	720	–	262	463	519
Moving and relocation costs	130	–	(43)	87	–
Other costs	616	–	210	826	–
	$2,319	$494	$(164)	$1,636	$519

The revisions to employee termination benefits and moving and relocation costs resulted from changes in the number of employees receiving benefits and the duration/cost of those benefits, as well as lower than expected costs of moving office equipment. As of December 1, 2002, the Company recorded an increase of $262,000 in the reserve established for lease termination costs, based on changes in market conditions for leased space.

NOTE 3—INVENTORIES

Inventory components are as follows:

	2002	2001
	(in thousands)	
Retail merchandise	**$17,683**	$17,982
Finished goods	**2,495**	3,192
Work-in-process	**3,924**	4,213
Raw materials	**13,105**	15,683
Total inventories	**$37,207**	$41,070

Included in retail merchandise was $17,683,000 for 2002 and $13,048,000 for 2001 of inventory valued by Storehouse using the LIFO method to determine cost. Had this inventory been valued using FIFO, retail merchandise and total inventories would have increased by $385,000 and $245,000, respectively, over the amounts shown above.

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2002	2001
	(in thousands)	
Land	**$ 840**	$ 642
Buildings and improvements	**38,755**	19,314
Leasehold improvements	**9,896**	10,054
Machinery and equipment	**45,277**	41,830
Construction-in-process	**713**	440
	95,481	72,280
Less accumulated depreciation	**43,712**	40,828
Net property and equipment	**$51,769**	$31,452

Assets recorded under capital leases that are included in the above property and equipment are as follows:

	2002
	(in thousands)
Land	**$ 198**
Buildings and improvements	**18,572**
Machinery and equipment	**6,230**
	25,000
Less accumulated amortization	**608**
Net capital leases	**$24,392**

NOTE 5—SHORT-TERM BORROWINGS

The following summarizes aggregate short-term borrowings:

	2002	2001	2000
		(in thousands)	
Amount outstanding at year end	**$ 0**	$9,368	$4,000
Maximum amount outstanding at any month end	**9,418**	9,368	9,378
Average borrowings (based on weighted daily balances)	**4,241**	6,255	6,852
Weighted average interest rate during the year	**5.8%**	7.4%	7.9%
Weighted average interest rate at year end	**n/a**	6.0%	7.3%

As a result of the debt restructuring discussed in Note 6, the Company no longer has short-term borrowings except as related to long-term debt.

NOTE 6—LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of the following:

	2002	2001
	(in thousands)	
Revolving bank loan	**$18,892**	$51,000
Mortgages	**9,241**	–
Capital lease obligations	**22,763**	–
Term loans	**13,669**	–
Industrial revenue bond	**4,855**	5,100
Debentures	**–**	3,000
Other	**–**	2
	69,420	59,102
Less current maturities	**5,945**	7,006
Total long-term debt	**$63,475**	$52,096

As part of the refinancing of the Company's debt in May 2002, the Company utilized approximately $14.1 million in cash on hand to pay down existing balances, including $9.4 million in short-term bank debt, $3 million of debentures and $1.7 million on the capital lease and revolving debt. The Company utilized new debt (described below) to substantially pay down the existing revolving bank loans. The remaining balance of $9.2 million carries minimum required principal payments of $55,000 per month during the next 12 months, with a requirement for additional principal repayments on a quarterly basis if cash flow, as defined, exceeds certain ratios. The unpaid balance is due in December 2003. Interest is payable at prime plus 3%, with provisions for reductions in the spread over prime as the balance is paid down.

As part of this refinancing, the Company arranged a working capital revolving credit facility, a term loan and two mortgages. The Company borrowed $9.3 million, net of certain amounts set aside for required repairs and capital improvements, under mortgages against two real estate investment properties; borrowed $5 million under a term note repayable in 20 equal quarterly installments of $250,000; and drew down approximately $25.1 million (initially) under a $40 million revolving credit facility, maturing in May 2007.

The mortgage loans require 120 monthly payments of approximately $70,000 including interest at 7.75%, with the remaining balance then due. The term loan and the revolving loan bear interest payable at either prime or LIBOR rates plus a spread of up to 1.25% or 3.25%, respectively, based upon certain ratios.

The Company also modified the terms of the lease for the Elliston facility, resulting in a change in the accounting for the lease from an operating to a capital lease. Payments under the lease, previously characterized as rent and included in manufacturing overhead, have been recorded as interest expense since June 2002. In addition, minimum monthly principal payments of $45,000 are now required as well as additional principal repayments if cash flow, as defined, exceeds certain ratios. The lease term has been modified and expires in December 2003. Interest charges under this lease are based on prime plus a spread ranging up to 3%. Upon expiration of the lease, the Company has the option to purchase the property, or the facility can be sold to a third party with the Company's guarantee of a residual value of not less than 85% of the total cost. It is expected that the property under the lease will be purchased at the expiration of the lease in December 2003 (fiscal 2004). Accordingly, while the 2003 amounts shown below include the minimum monthly payment, the remainder of the lease obligation is included in the amounts shown in 2004 below as any additional amounts to be repaid during 2003 are contingent on reaching the earnings targets mentioned above.

The above agreements restrict the Company's ability to pay dividends, repurchase stock and are collateralized by substantially all assets of the Company and its subsidiaries. Each of these facilities contain, among other things, covenants with respect to a fixed charge coverage ratio, minimum excess borrowing availability, minimum consolidated tangible net worth, maximum consolidated leverage ratio and maximum capital expenditures. As of December 1, 2002, the Company is in compliance with the provisions of these agreements.

The industrial revenue bond proceeds were used to construct a new manufacturing and office facility for Mitchell Gold. Annual principal payments are required ranging from $255,000 to $405,000 through 2017. Interest rates are variable and were 1.35% at December 1, 2002. The bonds are collateralized primarily by the new facility. In addition, the Company has a $4.9 million irrevocable letter of credit to serve as collateral for the bonds.

Minimum required debt service payments (including obligations under the capital lease described above) for each of the five fiscal years subsequent to December 1, 2002, are approximately $5,945,000 in 2003; $28,775,000 in 2004; $1,423,000 in 2005; $1,445,000 in 2006; $19,861,000 in 2007 and $11,971,000 thereafter.

NOTE 7—DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $63,000 in 2002, $72,000 in 2001 and $114,000 in 2000.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $167,000 in 2002, $167,000 in 2001 and $147,000 in 2000.

The Company has non-qualified retirement plans for certain personnel. The plans enable participants to defer income on a pre-tax basis and are not funded. The Company matches a portion of the deferral for certain participants. The charges to expense were $81,000 in 2002, $189,000 in 2001 and $396,000 in 2000. These plans were terminated during fiscal 2002 and all participants' deferred compensation was distributed.

NOTE 8—EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) and savings plans that cover substantially all employees. Contributions to the plans were $765,000 in 2002, $819,000 in 2001 and $696,000 in 2000.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under long-term real estate leases for offices, warehouses, showrooms and retail locations expiring at various dates through 2018 with certain renewal options. Certain of the lease agreements for store locations have, in addition to base rental, contingent rentals based on sales volume and payments based on a pro-rata distribution of the expenses associated with common areas. Rental payments charged to expense were $16,686,000 in 2002, $16,287,000 in 2001 and $13,211,000 in 2000.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,947,000 in 2002, $1,902,000 in 2001 and $1,570,000 in 2000 and is included in other income in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Since June 2000, investment properties include the Company's former manufacturing facility located in Salem, Virginia.

Minimum lease commitments at December 1, 2002, under long-term operating leases are as follows:

	Lease Expense	Lease Income
2003	$13,261,000	$1,773,000
2004	12,296,000	1,294,000
2005	10,048,000	480,000
2006	6,897,000	328,000
2007	4,949,000	232,000
Thereafter	11,356,000	21,000
	$58,807,000	$4,128,000

In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 4 to 8 years. Current monthly expense is $260,000 plus a variable mileage charge.

Health Insurance Plan

The Company and its subsidiaries maintain self-insurance programs for that portion of health care costs not covered by insurance. The Company is liable for claims from $45,000 up to $100,000 per person annually, and aggregate claims ranging from $500,000 up to $7,100,000 in 2002. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Workers' Compensation Insurance Plan

The Company is self-insured for certain workers compensation claims up to $250,000 per incident. The Company maintains insurance for claims exceeding $250,000 and has stop loss coverage of $3,000,000 in aggregate for fiscal year 2002. The Company accrues its estimated claims based upon actuarial estimates as determined by its claim administrator.

Employment Agreements

The Company has employment agreements with certain key officers of the Company, which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company has an agreement with an officer, which provides annual compensation of $792,000, adjusted for changes in the consumer price index, through November 30, 2004. Payments under this agreement were $822,000 in 2002, 2001 and 2000.

In connection with the acquisition in 1998, one of the Company's subsidiaries has employment agreements with certain key officers for five years with salaries of up to $275,000.

Litigation

The Company has been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that the resulting liability, if any, will not be material based on the Company's previous experience with lawsuits of these types.

NOTE 10—INTEREST RATE HEDGING

In connection with the Company's lease agreement for its Elliston facility, the Company was required to maintain interest rate protection agreements. As a result, the Company entered into two contracts to hedge the interest rate risk exposure on the Elliston plant lease. The Company entered into a $20 million notional principal interest rate swap that effectively converted the floating rate LIBOR based payments to fixed payments at 6.805% plus the spread calculated under the lease agreement. This agreement expires in August 2004. In addition, the Company entered into an interest rate collar on $5 million notional principal that limits the float on the remainder of the lease balance between a floor of 5.75% plus a spread, and a cap of 8.25% plus a spread. This agreement expires April 2003.

The Company accounts for the interest rate swap and collar as cash flow hedges whereby the fair value of these contracts are reflected in other liabilities in the accompanying consolidated balance sheet with the offset, net of income taxes, recorded as accumulated other comprehensive income (loss). The fair value of these contracts was $1,113,000, as determined by quoted market prices, net of taxes approximating $682,000. For 2001, fair value totaled $1,201,000, net of taxes of $736,000. The current portion of this liability, or amount expected to be reclassified into earnings within the next year, is $707,000, net of taxes, compared to $670,000 in 2001.

NOTE 11–STOCK OPTION PLANS

The Company has two stock option plans as described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretation in accounting for the plans. Under APB Opinion 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized. Substantially all of the options granted during the three-year period ended December 1, 2002 were fully vested at the grant date.

Under the 1993 incentive stock option plan, as amended, 3,264,937 shares of unissued common stock or treasury stock have been made available for grants. These options were granted at market value on the date of grant, have been adjusted for stock splits and dividends, and are exercisable for a term of eight to ten years from the date of grant.

Under the 1983 incentive stock option plan, as amended, 3,132,420 shares of unissued common stock or treasury stock were available for grants. These options were exercisable for a term of ten years from the date of grant. These options were granted at market value on the date of grant and have been adjusted for stock splits and dividends. Effective January 28, 1993, no further options may be granted under this plan.

SFAS 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively; dividend yields of 0%, 1.5%, and 1.5%; expected volatility of 123.1%, 77.2% and 56.6%; risk-free interest rates of 4.0%, 4.6% and 6.0%; and expected lives of 4 years.

Under the accounting provisions of SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

	2002	2001	2000
Net earnings (loss)			
As reported	**$2,020,000**	$(6,189,000)	$3,544,000
Pro forma	**$1,925,000**	$(6,397,000)	$3,166,000
Net earnings (loss) per common share			
As reported	**$ 0.15**	$ (0.47)	$ 0.27
Pro forma	**$ 0.15**	$ (0.49)	$ 0.24
Net earnings (loss) per common share assuming dilution			
As reported	**$ 0.15**	$ (0.47)	$ 0.27
Pro forma	**$ 0.15**	$ (0.49)	$ 0.24

A summary of the status of the Company's two fixed stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

	December 1, 2002		December 2, 2001		December 3, 2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**1,982,787**	**$6.82**	2,010,301	$7.32	2,105,198	$7.37
Granted	**102,500**	**1.83**	179,000	3.27	169,000	8.23
Exercised	**(37,192)**	**1.04**	(27,568)	0.96	(7,185)	7.05
Forfeited	**(202,893)**	**7.13**	(178,946)	9.81	(256,712)	8.35
Outstanding at end of year	**1,845,202**	**$6.62**	1,982,787	$6.82	2,010,301	$7.32
Weighted-average fair value of options granted during the year	**$1.46**		$1.84		$3.72	

The following table summarizes information about fixed stock options outstanding at December 1, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 1, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable December 1, 2002	Weighted Average Exercise Price
$1.25–$ 2.88	163,820	5 years	$2.15	153,820	$2.16
3.19– 5.00	495,699	4 years	4.22	495,699	4.22
6.25– 6.93	321,882	5 years	6.59	321,882	6.59
7.39– 9.00	401,527	6 years	8.03	396,277	8.03
9.09– 12.05	462,274	6 years	9.58	430,553	9.54
	1,845,202		$6.62	1,798,231	$6.58

NOTE 12—TAXES ON INCOME

Provisions for income taxes in the Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following components:

	2002	2001	2000
Current	**$1,138,000**	$(3,868,000)	$ 5,062,000
Deferred	**1,031,000**	1,001,000	(1,991,000)
Total taxes on income (benefit)	**$2,169,000**	$(2,867,000)	$ 3,071,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The source of the temporary differences and their effects on deferred taxes were as follows:

	2002	2001
Receivables	**$ 1,164,000**	$ 1,177,000
Deferred compensation	**757,000**	1,692,000
Cash flow hedge	**682,000**	736,000
Deferred rent	**463,000**	366,000
Restructuring	**197,000**	–
Other	**538,000**	916,000
Gross deferred tax assets	**3,801,000**	4,887,000
Property and equipment	**2,527,000**	2,599,000
Investment property	**1,844,000**	1,903,000
Inventories	**383,000**	253,000
Gross deferred tax liabilities	**4,754,000**	4,755,000
Net deferred tax asset (liability)	**$ (953,000)**	$ 132,000
Included in the balance sheet:		
Deferred income tax assets—current	**$ 2,118,000**	$ 2,371,000
Deferred income tax liabilities—non-current	**(3,071,000)**	(2,239,000)
Net deferred tax asset (liability)	**$ (953,000)**	$ 132,000

The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

	2002	2001	2000
Income tax expense (benefit), computed at the statutory rate	**$1,424,000**	$(3,170,000)	$2,315,000
State income taxes, net of federal income tax benefit	**154,000**	(156,000)	357,000
Goodwill	**495,000**	495,000	435,000
Life insurance transactions	**(104,000)**	(101,000)	(56,000)
Other items, net	**200,000**	65,000	20,000
Total taxes on income (refundable)	**$2,169,000**	$(2,867,000)	$3,071,000

NOTE 13—MAJOR CUSTOMER INFORMATION

Shipments to the Company's top three customers as a percent of net shipments were 15% in 2002, 16% in 2001 and 15% in 2000. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 25% in 2002, 26% in 2001 and 28% in 2000. Receivables from the Company's top three customers as a percent of year-end receivables amounted to 22% in 2002 and 13% in 2001.

NOTE 14—SEGMENT REPORTING

The Company's operations are classified into two business segments; wholesale and retail home furnishings. The wholesale home furnishings segment manufactures upholstered furniture. Upholstered furniture includes sofas, loveseats, occasional chairs and sleep sofas, covered with fabric or leather. The retail home furnishings segment sells home furnishings and accessories to customers through Company-owned stores. These products consist of upholstered furniture (primarily obtained from related companies), case goods and home accessories. The other category is comprised of additional subsidiaries reviewed by management including parent company expenses.

	Wholesale Home Furnishings Segment	Retail Home Furnishings Segment	Other	Inter-segment Eliminations	Consolidated
			(in thousands)		
2002					
Revenue	**$247,697**	**$111,789**	**$ –**	**$(24,876)**	**$334,610**
Interest expense	**3,287**	**1,762**	**931**	**–**	**5,980**
Depreciation and amortization	**5,414**	**3,051**	**424**	**–**	**8,889**
Pre-tax net earnings (loss) from continuing operations	**18,976**	**(13,735)**	**(804)**	**(248)**	**4,189**
Capital expenditures	**1,325**	**1,475**	**523**	**–**	**3,323**
Total assets	**171,101**	**43,651**	**39,457**	**(79,917)**	**174,292**
2001					
Revenue	$235,253	$113,959	$ –	$(23,774)	$325,438
Interest expense	2,354	2,021	487	–	4,862
Depreciation and amortization	5,106	3,025	438	–	8,569
Pre-tax net earnings (loss) from continuing operations	2,673	(11,033)	(967)	271	(9,056)
Capital expenditures	1,412	1,870	35	–	3,317
Total assets	129,457	45,876	22,400	(42,872)	154,861
2000					
Revenue	$264,072	$124,821	$ –	$(25,958)	$362,935
Interest expense	2,304	1,600	363	–	4,267
Depreciation and amortization	4,739	3,064	314	–	8,117
Pre-tax net earnings (loss) from continuing operations	17,647	(2,554)	25	(265)	14,853
Capital expenditures	4,982	3,325	719	–	9,026
Total assets	115,782	47,844	18,458	(20,496)	161,588

The consolidated amounts for capital expenditures and total assets exclude amounts for the discontinued Wexford segment. Capital expenditures at Wexford were $0, $0 and $129,000 for 2002, 2001 and 2000, respectively. Total assets at Wexford were $0, $254,000 and $2,996,000 for 2002, 2001 and 2000, respectively.

NOTE 15—QUARTERLY FINANCIAL INFORMATION

Quarter	First	Second	Third	Fourth
	(unaudited, in thousands, except per share amounts)			
2002				
Net shipments	**$81,623**	**$80,313**	**$85,536**	**$87,138**
Gross profit	**27,503**	**27,692**	**28,326**	**31,790**
Net earnings (loss)	**699**	**(1,366)**	**554**	**2,133**
Net earnings (loss) per common share	**0.05**	**(0.10)**	**0.04**	**0.16**
Net earnings (loss) per common share assuming dilution	**0.05**	**(0.10)**	**0.04**	**0.16**
2001				
Net shipments	$80,428	$78,029	$82,402	$84,579
Gross profit	26,437	24,548	26,020	28,308
Net earnings (loss)	(806)	(4,878)	(1,124)	619
Net earnings (loss) per common share	(0.06)	(0.37)	(0.09)	0.05
Net earnings (loss) per common share assuming dilution	(0.06)	(0.37)	(0.09)	0.05

Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

NOTE 16—RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142.

SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. As of December 1, 2002, the net carrying amount of goodwill is $40,565,000. Amortization expense during the year ended December 1, 2002 was $1,296,000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS 146 is effective for activities occurring after December 31, 2002. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." SFAS 148 is effective for reporting periods ending after December 15, 2002. This statement amends existing disclosures that a company should make in its annual financial statements and requires disclosures in interim financial reports.

The Company will adopt SFAS 142, 144 and 148 in the first quarter of fiscal 2003. The Company is assessing but has not yet determined how the adoption of SFAS 141, 142, 144 and 146 will impact its financial position and results of operations.

Management's Responsibility for Financial Statements

The management of The Rowe Companies is responsible for the accuracy and consistency of all the information contained in the annual report, including all accompanying consolidated financial statements. The statements have been prepared to conform with accounting principles generally accepted in the United States of America and include amounts based on management's estimates and judgments.

The Rowe Companies maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are accurate, Company assets are safeguarded, and financial statements present fairly the consolidated financial position of the Company.

The Audit Committee of the Board of Directors, composed solely of outside directors, reviews the scope of audits and the findings of the independent certified public accountants. The auditors meet regularly with the Audit Committee to discuss audit and financial issues.

BDO Seidman, LLP, the Company's independent certified public accountants, has audited the financial statements prepared by management. Their opinion on the financial statements is presented as follows.

Gerald M. Birnbach
Chairman of the Board
and President

Gene S. Morphis
Chief Financial Officer
Secretary-Treasurer

Report of Independent Certified Public Accountants

The Rowe Companies
McLean, Virginia

We have audited the accompanying consolidated balance sheets of The Rowe Companies and subsidiaries as of December 1, 2002 and December 2, 2001, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 1, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rowe Companies and subsidiaries at December 1, 2002 and December 2, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 1, 2002, in conformity with accounting principles generally accepted in the United States of America.

High Point, North Carolina
January 8, 2003

BDO SEIDMAN, LLP

Corporate Information

Corporate Headquarters
1650 Tysons Boulevard, Suite 710
McLean, Virginia 22102
703-847-8670
www.therowecompanies.com

General Counsel
Silver, Freedman & Taff, LLP
Washington, D.C. 20005

Auditors
BDO Seidman, LLP
High Point, North Carolina 27265

Transfer and Dividend Disbursing Agent
EquiServe Trust Company, N.A.
Canton, Massachusetts 02021
800-633-4236

Dividend Reinvestment and Stock Purchase Plan
EquiServe Shareholder Services
P. O. Box 43012
Providence, Rhode Island 02940-3012
800-633-4236

Form 10-K
Copies of the Company's Annual Report filed on Form 10-K with the Securities and Exchange Commission will be available in March. If you would like a copy without charge, please write:
Deborah C. Jacks
2121 Gardner Street
Elliston, Virginia 24087

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, April 15, 2003, at the Ritz Carlton, 1700 Tysons Boulevard, McLean, Virginia 22102.

Stock Price and Dividend Data

	Market Price		Dividends
Quarter Ended	High	Low	Paid Per Share
2002			
March 3	**4.09**	**1.08**	**$0.000**
June 2	**3.70**	**3.00**	**0.000**
September 1	**3.36**	**1.50**	**0.000**
December 1	**2.20**	**1.55**	**0.000**
			$0.000
2001			
March 4	4.10	2.50	$0.035
June 3	4.01	2.93	0.035
September 2	4.10	2.01	0.035
December 2	2.25	0.88	0.000
			$0.105

The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On December 1, 2002, the Company had approximately 1,000 stockholders of record.

Corporate Officers and Directors

Officers

Gerald M. Birnbach
Chairman of the Board and President

Barry A. Birnbach
Vice President—Corporate Development

Timothy J. Fortune
Vice President—Human Resources and Strategy

Gene S. Morphis
Chief Financial Officer, Secretary-Treasurer

Directors

Gerald M. Birnbach
Chairman of the Board and President

Richard E. Cheney
Former Chairman Emeritus of the Board of Hill and Knowlton, Inc.

Mitchell S. Gold
President—The Mitchell Gold Co.

Harvey I. Ptashek
Retired—Senior Vice President

Charles T. Rosen
Vice President—Luth Research, Inc.

Keith J. Rowe
Private Investor

Sidney J. Silver
Partner—Silver, Freedman & Taff, LLP

Allan Tofias
Former Managing Partner—Tofias, Fleishman, Shapiro & Company, P.C.

Gerald O. Woodlief
Retired—Senior Vice President

Subsidiary Corporations

Rowe Furniture, Inc.
Bruce M. Birnbach—President
Headquarters—McLean, VA
Manufacturing Facilities—Morehouse, MO; Poplar Bluff, MO; Elliston, VA; Salem, VA
Showroom—High Point, NC
www.rowefurniture.com

The Mitchell Gold Co.
Mitchell S. Gold—President
Headquarters—Taylorsville, NC
Manufacturing Facility—Taylorsville, NC
Showroom—High Point, NC
www.mitchellgold.com

Storehouse, Inc.
Caroline Hipple—President
Headquarters—Atlanta, GA
60 retail locations
www.storehousefurniture.com

THE ROWE COMPANIES
McLean, Virginia

www.therowecompanies.com